

July 22, 2014

Via E-mail
Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-35081**
> **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-11234**

Dear Ms. Dang:

We have reviewed your response dated June 23, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Kinder Morgan, Inc.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 64

Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations, page 66

1. We note your reconciliation of the KMP certain items and KMI certain items for 2013 in your response to comment 3 from our letter dated June 11, 2014 and it is now clear where each of the items was discussed in the 10-K. However, it does not appear that all items were cross-referenced to footnotes (g) and (h) of the table on page 66 or that they are all identified as certain items in the footnotes in which they were discussed. In future filings, please clarify all of the items that are considered certain items, so that your investors can understand all of the adjustments that were made to your income from continuing operations to arrive at cash available to pay dividends.

Natural Gas Pipelines, page 70

2. We note your response to comment 4 from our letter dated June 11, 2014 that the $1,625 million increase in the Natural Gas Pipelines segment's EBDA from 2012 to 2013 attributable to certain items is the change between the $1,139 million decrease to EBDA for 2012 certain items and the $486 million increase to EBDA for 2013 certain items. Please show us how your explanations in footnotes (b) and (c) total $1,625 million to explain this increase.

Capital Expenditures, page 88

3. We note your response to comment 6 from our letter dated June 11, 2014. We assume by binary you mean that all or none of a given capital expenditure is classified as either maintenance or capital additions even though the expenditure has elements of both. Please tell us, and disclose in future filings, whether there is any minimum throughput or capacity increase necessary to classify a project's expenditure as a capital addition. If not, please tell us how you communicate this fact in your disclosure documents. If so, please quantify the threshold in future filings. Lastly, disclose the additional information you provided about your methodology for classifying capital expenditures as sustaining or discretionary in future filings.

4. We note your response to comment 8 from our letter dated June 11, 2014. Please disclose this additional information about your methodology for classifying capital

expenditures in the oil and gas producing business as sustaining or discretionary in future filings.

Kinder Morgan Energy Partners, L.P.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Distributable Cash Flow, page 56

5. We note your reconciliation of the KMP certain items for 2013 in your response to comment 10 from our letter dated June 11, 2014 and we see where each of the items was discussed in the 10-K. Please provide more specific cross references in footnote (a) of the table on page 56 and clarify all of the items that are considered certain items so that your investors can understand all of the adjustments that were made to your net income to determine distributable cash flow.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant